Exhibit 99.9

NICE Helps Prince George’s County Get NG911-Ready

NICE solutions will support County’s current communications needs and facilitate eventual transition to text-to-911 and NG911

Paramus, N.J. – March 28, 2016 – Prince George’s County, Maryland, is committed to establishing one of the premier emergency communications centers in the Washington D.C. Metro area. Just months after opening its new 46,000-square-foot, state-of-the-art Public Safety Complex in Landover, Md., the public safety agency has commissioned NICE Systems (NASDAQ: NICE) to upgrade the communications recording systems at its main 911 center in Bowie, Maryland, and to equip the new 911 backup center at its Landover complex with upgraded NG911-ready technology as well. The NICE solutions will support the County’s current communication recording needs and enable a seamless migration to text-to-911 and NG911.

The NICE upgrade and expansion builds on other technology investments that the County had already made to transition to a fully interoperable and NG911-ready public safety environment. These include a Motorola P25 radio system and an Airbus DS VESTA ® 9-1-1 system designed to support text-to-911 and future NG911 communications. The County’s upgrade and expansion of NICE solutions, including NICE Inform and NRX, mean that these IP communications can be captured and assembled chronologically in a complete incident timeline, along with other multimedia. And because NICE’s solutions are text-to-911 capable, Prince George’s County will be ready to start logging these emergency communications the minute it completes the transition to text-to-911.

“With NICE, we have a reliable solution that meets our needs today and will continue to do so well into the future,” said Charlynn F. Flaherty, Associate Director, Public Safety Communications, Prince George’s County Public Safety Communications. “NICE Inform enables us to link all of our radio dispatch, 911, and text-to-911 functions together rather than handling those incident reconstructions through separate products.”

“Text-to-911 and NG911 are going to both enhance and complicate emergency communications,” said Chris Wooten, Executive Vice President, NICE Systems. “Emergency communications centers, like Prince George’s County, need confidence that the solutions they’re investing in today will be able to handle the multimedia requirements of the future. Our NG911-ready solutions do exactly that.”

About Prince George's County Public Safety Communications Center:
Prince George’s County Public Safety Communications is an internationally accredited public safety agency staffed with 200 civilian personnel working together as 9-1-1 call takers, law enforcement and fire/EMS dispatchers, trainers, supervisors, FOIA/MPIA processors, administrators, managers, technical staff and radio communication specialists. The National Academy of Emergency Dispatch (NAED) has designated Prince George’s County Public Safety Communications 9-1-1 Center a Triple Accredited Center of Excellence (Tri-ACE). To achieve this, the highest distinction the Academy can bestow, the center achieved and maintained all of the Academy's standards of excellence for an Emergency Medical Dispatch, Emergency Police Dispatch and Emergency Fire Dispatch Communications center.  Prince George's County Public Safety Communications is only the sixth jurisdiction in the world, and the fifth in the United States, to meet NAED’s rigorous accreditation criteria and to receive this prestigious recognition.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud, and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.